Exhibit 99.2

[News Release Letterhead of Hugoton Royalty Trust]

HUGOTON ROYALTY TRUST

ANNOUNCES FILING OF SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9

Dallas, Texas, April 14, 2020 – Simmons Bank, as trustee (the “Trustee”) of the Hugoton Royalty Trust (OTCQX:HGTXU) (the “Trust”) announced today that it has filed its Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) in connection with the unsolicited tender offer (the “Offer”) commenced on April 1, 2020 by XTO Energy Inc. to purchase all of the outstanding units of beneficial interest (the “Units”) in the Trust, at a price of $0.20 per Unit.

For the reasons set forth in Schedule 14D-9 filed with the SEC today, the Trustee is not authorized, within the express terms of its duties and responsibilities under the Trust Indenture governing the Trust, to take a position on the Offer. Accordingly, the Trustee, on behalf of the Trust, is not making a recommendation either for or against the Offer.

For more information on the Trust, please visit our web site at www.hgt-hugoton.com.

Statements made in this press release regarding future events or conditions are forward looking statements. Actual future results, including development costs and future net profits, could differ materially due to changes in natural gas prices and other economic conditions affecting the gas industry and other factors described in Part I, Item 1A of the Trust’s Annual Report on Form 10-K for the year ended December 31, 2019.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by XTO Energy Inc., the Trustee, on behalf of the Trust, has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND UNITHOLDERS OF THE TRUST ARE URGED TO READ THE TRUST’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and unitholders will be able to obtain free copies of the solicitation/recommendation statement on Schedule 14D-9 and other documents filed with the SEC by the Trust through the web site maintained by the SEC at http://www.sec.gov. In addition, this document and other materials filed by the Trustee related to the Offer may be obtained from the Trustee free of charge by directing a request to the Trustee by phone at (855) 588-7839 or via email at trustee@hgt-hugoton.com.

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Contact:	Nancy Willis
Vice President
Simmons Bank, Trustee
855-588-7839